05011619

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

SUPPL

RECEIVED OCT 03 2005 SEC MAIL PROCESSING WASH. D.C. 185

September 26, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

September 23, 2005 Stock Exchange Announcement – Holding(s) in Company – Notification under Section 198 – Companies Act 1985

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

dlw 10/5

Enclosure
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-92.doc
T: 100505

REG-Electrocomponents Holding(s) in Company

RNS Number:6909R
Electrocomponents PLC
23 September 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 23rd September 2005 (dated 22nd September 2005) in accordance with Section 198 of the Companies Act that Millgate Capital, Inc had an interest in 14,000,000 ordinary shares of Electrocomponents PLC representing a total of 3.21% of the total issued share capital of the Company, which now represents a notifiable interest in the share capital of the Company.

CARMELINA CARFORA

Group Company Secretary

23rd September 2005

END

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